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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                                  CALTON, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    131380206
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                                 (CUSIP Number)

          Anthony J. Caldarone, 162 Anchor Drive, Vero Beach, FL 32963
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 22, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D



CUSIP NO. 131380206                             PAGE    2     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anthony J. Caldarone
          SS# ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]
          Mr. Caldarone expressly disclaims the existence of a
          group between himself and his wife, Joyce P.
          Caldarone. Mr. Caldarone also disclaims any beneficial
          interest in the 456,242 shares held by his wife.
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          P.F.
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizenship
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    939,510(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   939,510
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          939,510 sole voting and sole dispositive power
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

          Does not include 456,240 shares held by Joyce P. Caldarone, the wife of Mr. Caldarone, as to which shares he disclaims any beneficial interest. In addition, see note 1 below.
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.64%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------

(1) This number includes 88,000 shares subject to currently exercisable options.
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                                 AMENDMENT NO. 3

                                       TO

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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         This Amendment No. 3 amends and restates Amendment No. 2 to the
Statement on Schedule 13D of the Reporting Person dated December 17, 1998. This Amendment No. 3 to such Statement on Schedule 13D as so amended is referred to as the "Schedule 13D".

ITEM 1. IDENTITY AND BACKGROUND

         This Schedule 13D relates to the Common Stock, par value $.05 per share ("Common Stock"), of Calton, Inc., a New Jersey corporation (the "Company").

         The principal executive offices of the Company are located at 2013 Indian River Boulevard, Vero Beach, Florida 32960.

ITEM 2. IDENTITY AND BACKGROUND

         (a)      Anthony J. Caldarone.

         (b)      Residence: 162 Anchor Drive, Vero Beach, Florida 32963.

         (c) President, Chief Executive Officer and Chairman of the Board of Directors of Calton, Inc., located at 2013 Indian River Boulevard, Vero Beach, Florida 32960.

         (d) During the past five years, Anthony Caldarone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years Anthony Caldarone has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      U.S. Citizen.


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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Anthony J. Caldarone (the "Reporting Person" or "Mr. Caldarone") used personal funds in acquiring the shares of Common Stock of the Company. Mr. Caldarone occasionally uses borrowed funds to purchase securities.

ITEM 4. PURPOSES OF TRANSACTIONS

         On or about January 22, 2001, Mr. Caldarone exercised options to purchase 100,000 shares of Common Stock of the Company (the "Purchased Shares") for an aggregate purchase price of $171,900. The shares were purchased for long term investment purposes.

         Mr. Caldarone serves as Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Caldarone has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended or (j) any action similar to those enumerated above; however, as Chairman, President and Chief Executive Officer of the Company, Mr. Caldarone may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to the Board of Directors of the Company or other parties with respect to such matters.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

                  (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Caldarone as of the date of this Schedule 13D is 939,510 shares, or approximately 22.64% of the class of securities identified in
Item 1 based on 4,149,356 shares of Common Stock outstanding as of March 12, 2001, as reported in the Company's Proxy Statement dated March 19, 2001.

                  (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or indirect the disposition for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.



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                  (c) Except as described above, Mr. Caldarone has had no
transactions in the class of securities reported herein during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 16, 2001

                                              /s/ Anthony J. Caldarone
                                              ----------------------------------
                                              Anthony J. Caldarone






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